Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

July 25, 2022

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 139 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Vroman-Lee:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are hereby responding to comments provided to us telephonically on June 27, 2022 regarding the Prospectus and Statement of Additional Information (“SAI”) for the TIAA-CREF International Bond Fund (the “Fund”) included in Post-Effective Amendment No. 139, which was filed on May 19, 2022 (the “initial filing”). Set forth below are our responses to your comments on the initial filing. Terms used but not defined herein have the definition included in the Prospectus.

1.       Will Teachers Advisors, LLC (“Advisors”), the Fund’s investment adviser, be able to recoup waived expenses under the Fund’s expense limitation arrangements?

Advisors is not permitted to recoup any expenses of the Fund that it waives or reimburses under the Fund’s expense limitation arrangements.

2.       When referring to bonds of non-investment-grade quality, please include the term “junk,” and state that they are speculative investments, including in the “Principal investment strategies” section of the Prospectus and in the “Non-Investment-Grade Securities Risk.”

The Registrant has made the requested changes. For example, the relevant portion of the “Principal investment strategies” section of the Prospectus now reads as follows:

The Fund may also invest in other fixed-income securities, including those of non-investment-grade quality (usually called “high-yield” or “junk bonds”). Securities of non-investment-grade quality are speculative in nature.

In addition, the first sentence of the “Non-Investment-Grade Securities Risk” now reads as follows:

Ashley Vroman-Lee

July 25, 2022

Issuers of non-investment-grade securities, which are usually called “high-yield” or “junk bonds,” are typically speculative in nature, in weaker financial health and such securities can be harder to value and sell and their prices can be more volatile than more highly rated securities.

3.       Because derivatives are counted toward the Fund’s 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please disclose how the Fund calculates the derivatives position for purposes of meeting the 80% policy (i.e., marked to market).

As disclosed in the second paragraph of the “Additional information about investment strategies and risks of the Fund–Additional information about the Fund” section of the Prospectus, derivatives instruments included in the Fund’s 80% policy are generally valued on a mark-to-market basis. The Registrant respectfully believes this disclosure is sufficient, and no additional disclosure is required.

4.       Please disclose a risk for value trading in the “Principal risks” section of the Prospectus, given the reference to the Fund’s use of relative value trading in the “Principal investment strategies” section of the Prospectus.

As disclosed in the “Principal investment strategies” section of the Prospectus, the use of relative value trading may increase the Fund’s portfolio turnover rate. The Fund currently discloses the following principal risk related to portfolio turnover:

Portfolio Turnover Risk—Depending on market and other conditions, the Fund may experience high portfolio turnover, which may result in greater transactional expenses, such as brokerage commissions, bid-ask spreads, or dealer mark-ups, and capital gains (which could increase taxes and, consequently, reduce returns).

In addition, the “Principal investment strategies” section of the Prospectus describes the active nature of the relative value strategy. The Fund’s risk disclosure includes the following principal risk regarding active management:

Active Management Risk—The risk that Advisors’ strategy, investment selection or trading execution may cause the Fund to underperform relative to the benchmark index or mutual funds with similar investment objectives.

The Registrant therefore respectfully submits that the Fund’s current disclosure includes the principal risks of relative value trading, and no additional risk disclosure is necessary.

5.       Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Regulation S Subsidiary and the TEFRA Bond Subsidiary (collectively, the “Subsidiaries”).

Ashley Vroman-Lee

July 25, 2022

In response to comments 5 through 10, we note that the Subsidiaries are excluded from the meaning of investment company pursuant to Section 3(c)(7) of the 1940 Act. Therefore, the Subsidiaries are neither registered under the 1940 Act nor required to comply with the requirements of the 1940 Act applicable to registered investment companies. The Subsidiaries are intended to provide their parent Fund with exposure to either non-U.S. registered securities purchased in reliance on Regulation S under the Securities Act of 1933, with respect to the Regulation S Subsidiary, or TEFRA Bonds, with respect to the TEFRA Bond Subsidiary; the Subsidiaries do not invest in commodities consistent with certain private letter rulings of the Internal Revenue Service (“IRS”). Also, the Regulation S Subsidiary has entered and the TEFRA Bond Subsidiary will enter into a separate investment advisory agreement with Teachers Advisors, LLC (“Advisors”), but Advisors is not compensated by the Subsidiaries for its advisory services. Instead, Advisors receives an advisory fee from the Fund based on the average daily net assets of the Fund, which includes the assets of the Subsidiaries. The Fund bears the operating expenses of its Subsidiaries, subject to applicable expense reimbursement agreements with Advisors.

In response to comment 5, the Fund will, in complying with its investment restrictions, aggregate its direct investments with each Subsidiary’s investments when testing for compliance with each investment restriction of the Fund, including those pursuant to Section 8 and Section 18 of the 1940 Act. In addition, the same practices with regard to pricing and valuation that apply to the Fund apply to the Subsidiaries and the consolidated financial statements of the Fund (which include the Subsidiaries) are audited by the Fund’s independent registered public accounting firm. As previously noted, the Subsidiaries are not registered investment companies under the 1940 Act. However, the Fund is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., a Subsidiary) what it is prohibited from doing directly. As such, the Subsidiaries will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).1

6.                   Please disclose that each investment adviser to the Subsidiaries complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between each Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiaries, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and each Subsidiary’s investment advisory agreements may be combined.

As previously noted, the Subsidiaries are not registered investment companies under the 1940 Act and therefore the Subsidiaries are not subject to the requirements of Section 15 thereof. In approving the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the Subsidiaries, the related nature and quality of the services provided with respect to the Subsidiaries and the lack of advisory fees payable by the Subsidiaries. However, the Fund’s Board of Trustees does not approve each Subsidiary’s investment advisory agreement pursuant to Section 15.

1	For example, if the Fund were to cause a Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

Ashley Vroman-Lee

July 25, 2022

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of the Fund’s assets, not the assets of the Subsidiaries. Furthermore, the Fund does not believe the investment advisory agreements of the Subsidiaries, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly given the Subsidiaries do not pay any fees under their investment advisory agreements and the limited scope of the activity of the Subsidiaries. Accordingly, the Fund has not included the Subsidiary’s investment advisory agreement as an exhibit to the Fund’s registration statement.

7.       Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiaries.

As previously noted, the Subsidiaries are not registered investment companies under the 1940 Act and therefore the Subsidiaries are not subject to the requirements of Section 17 thereof. As such, the Registrant does not believe additional disclosure in this regard is necessary. As a matter of practice, the Subsidiaries seek to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Fund and Subsidiaries utilize the same custodian, State Street Bank and Trust Company.

8.       Please disclose any of the principal investment strategies or principal risks of the Subsidiaries that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

The final two paragraphs of the “Principal investment strategies” section of the Prospectus indicate that each Subsidiary “is advised by Advisors and has the same investment objective as the Fund.” The section of the Fund’s prospectus entitled “Information about the International Bond Fund’s Subsidiaries” further indicates that “[i]n managing the Subsidiaries’ portfolios, Advisors is subject to the same investment policies and restrictions that apply to the management of the Fund. However, unlike the Fund, the Regulation S Subsidiary may invest without limitation in Regulation S securities and the TEFRA Bond Subsidiary may invest in TEFRA Bonds.” To the extent any principal investment strategies and principal risks of the Subsidiaries are deemed principal investment strategies and principal risks of the parent Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Prospectus.

9.       Please confirm in correspondence that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

The Registrant confirms that that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

10.               Please confirm in correspondence that: (1) each Subsidiary’s management fee (including any performance fee) will be included in “Management fees” and each Subsidiary’s expenses will be included in “Other expenses” in the “Fees and expenses” table in the Fund’s Prospectus; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United

Ashley Vroman-Lee

July 25, 2022

States; and (3) each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

As noted above, the Subsidiaries will not be charged an advisory fee. Any operating expenses of the Subsidiaries that are borne by its parent Fund are included in the calculation of “Other Expenses” that is included in the “Fees and expenses” table in the Prospectus.

The Regulation S Subsidiary has filed and the TEFRA Bond Subsidiary will file with the SEC a consent to service of process and examination of its books and records.2 The Fund’s books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, the Subsidiaries are not registered investment companies under the 1940 Act and therefore are not subject to Section 31 thereof. However, as a matter of practice, the Subsidiaries seek to maintain their books and records in accordance with Section 31 of the 1940 Act and the rules thereunder.

11.   Please confirm that all portfolio managers are jointly responsible for the management of the Fund per Item 5 of Form N-1A. The current disclosure states that each is primarily responsible, but does not say jointly.

Items 5(b) and 10(a)(2) of Form N-A and the instructions thereto do not prescribe specific language to be used in identifying the portfolio managers. The Registrant respectfully believes its current formulation is responsive to Items 5(b) and 10(a)(2) and the instructions thereto and is the most accurate description of the portfolio managers’ role in managing the Fund.

12.   In the last paragraph of the “Additional information about investment strategies and risks of the Fund–Additional information on principal investment risks of the Fund” section of the Prospectus, it states that “[i]n addition to the principal investment risks set forth above, there are other risks associated with investing in the Fund and its investments that are discussed elsewhere in the Fund’s Prospectus and in the Fund’s SAI.” What are those risks, and are they principal or non-principal?

Those risks include any risk disclosure after that section in the Prospectus, as well as the risk disclosure in the SAI. With respect to whether they are principal or non-principal, the Registrant has revised that language as follows:

In addition to the principal investment risks set forth above, there are other non-principal risks associated with investing in the Fund and its investments that are discussed elsewhere in the Fund’s Prospectus and in the Fund’s SAI.

2	The Regulation S Subsidiary has submitted and the TEFRA Bond Subsidiary will submit to jurisdiction in the United States by virtue of filing an exhibit to the Fund’s registration statement substantively similar to Form F-X under the Securities Act of 1933 that designates Advisors its agent in the United States to accept service of process in any suit, action, or proceeding before the SEC or an appropriate court. The Registrant notes that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Ashley Vroman-Lee

July 25, 2022

* * * *

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc: John M. McCann

Managing Director, Associate General Counsel